June 12, 2025

Delivered by electronic submission via EDGAR

Division of Corporate Finance Office of Energy & Transportation

United States Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 3561

Washington, D.C. 20549-3561

Attn.: Brian McAllister

RE:	HNO International, Inc. Form 10-K for the year ended October 31, 2024 Filed March 20, 2025 File No. 000-56568

Dear Mr. McAllister:

The Company respectfully requests a few additional business days to finalize its response to the comment letter dated May 29, 2025. We are actively working to complete the remaining revisions and ensure that all requested disclosures are fully addressed. We anticipate submitting the complete response and amended filing no later than June 18, 2025.

Sincerely,

/s/ Hossein Haririnia

Hossein Haririnia
Treasurer

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